ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 [redacted]
Telefax: +47-22
www.orkla.com

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel: +472254 4411
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 2254 4431

Date: 19 June 2006

Trade subject to notification REC

Orkla has today on 19 June 2006 bought 5 million shares in Renewable Energy orporation ASA (REC) at a share price of NOK 81.67. After this transaction Orkla and subsidiaries owns 130,915,300 shares in REC, which represents 26.5 % of the shares.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

dlw 7/10

Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Siv M. Skorpen, AVP Investor Relations, Tel: +47 2254 4455

Date: 19 June 2006

ORK – Trade subject to notification – Roar Engeland

Executive Vice President of Orkla ASA, Roar Engeland, has in an internal transaction 16 June 2006 transferred 25 554 shares in Orkla ASA to a closely associated company at a share price of NOK 288.

After this transaction, Roar Engeland's and his close associates balance in Orkla ASA is unchanged, i.e. 25 554 shares.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 19 June 2006

Trade subject to notification – Marthinsen

Senior Vice President and primary insider Frode S. Marthinsen has today, 19 June 2006, bought 380 Orkla shares in the market at an average price of NOK 291.50. His new holding in Orkla is 1 500 shares.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 21 June 2006

Trade subject to notification - options

On 20 June 2006, in connection with Orkla's option programme, 4,000 options were exercised at a strike price of NOK 136.

A total of 1,803,410 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 239,500 synthetic options of the cash bonus programme.

Orkla holds 1,492,799 of its own shares.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

RECEIVED
2006 JUL -6 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.:
Rune Helland, VP Investor Relations, Tel: +4722544411

Date: 22.06.06

Trade subject to notification – NORDIC SEMICONDUCTOR ASA

Orkla ASA has on 21 June 2006, bought 500 000 shares in Nordic Semiconductor ASA. After this transaction, Orkla owns 2 010 200 shares, which represents 5,72% of the share capital and votes in Nordic Semiconductor ASA.